UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November and Decem ber 2004	File No.: 0-1222108

PMI VENTURES LTD.
(Translation of Registrant's Name into English)

511 – 475 Howe Street, Vancouver, BC Canada V6C 2B3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F:
Form 20F  ☒  Form 40F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________.

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated November 1, 2004 announcing a property acquisition, a new showing on the Switchback South (Amuabaka) concession, and the appointment of a management consultant.

99.2	Interim Financial Statements to September 30, 2004

99.3	Management Discussion and Analysis for Interim Financial Statements to September 30, 2004

99.4	CEO Certificate of Interim Filings

99.5	CFO Certificate of Interim Filings

99.6	Confirmation of Mailing to Shareholders for Interim Financial Statements to September 30, 2004

99.7	Press Release dated December 3, 2004 announcing a road show presentation and the results of work on the Asankrangwa Gold Belt and the southwest Ghana concessions.

99.8	Press Release dated December 8, 2004 announcing the appointment of Executive Chairman.

99.9	Material Change Report for Press Release dated December 8, 2004

99.10	Press Release dated December 23, 2004 announcing the closing of a private placement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PMI VENTURES LTD.

Date: January 25, 2005	/s/ Douglas R. MacQuarrie
Chief Executive Officer